February 13, 2024

Ms. Christina Fettig
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Staff comments to various annual shareholder reports and related filings made on behalf of the Allspring Funds (the “Funds”) listed on Exhibit A attached

Dear Ms. Fettig:

We have summarized your oral comments to the various annual shareholder reports and related filings made on behalf of the Funds listed on Exhibit A that you relayed to us in our telephone conversation on September 5, 2023, and in our subsequent conversation on October 26, 2023. Please note the following responses to your comments below. Capitalized terms not defined below are intended to refer to the defined terms used in the filings referenced above.

Form N-CEN:

1.
Comment:
With respect to Allspring Utilities & High Income Fund filing, Item B15 calls for the listing of any exemptive orders relied upon by the Fund. You noted that the most recent response does not reference the Section 19b relief currently in use by the Fund. You asked that future filings list this relief, if appropriate.

Response:
The Fund does rely on Section 19b relief and future filings will be updated to reflect this in response to Item B15.

2.
Comment:
 With respect to Allspring Utilities & High Income Fund, Item B5 asks whether the Fund is part of a family of investment companies. You noted that the most recent response indicated “no” while the staff would have expected the Fund to indicate “yes” in response to this Item. You asked that future filings indicate “yes,” if appropriate.

Response:
 The Fund is part of the Allspring family of investment companies and future filings will be updated accordingly.

3.
Comment:
With respect to Allspring Funds Trust filings made for the 3/31/2023 period you noted that the internal control report was missing the following expected statement: “this report is intended solely for…”  You requested that the statement be added to the internal control report for future filings.

Response:
The requested change will be made in future filings.

4.
Comment:
You noted that the Allspring Precious Metals Fund filed consolidated financial statements due to investments in a wholly owned subsidiary but that the internal control report included in the most recent filing did not reference consolidated statements. You requested that we do so for future filings.

Response:
 The requested change will be made in future filings.

5.
Comment:
With respect to Allspring U.S. REIT Portfolio, in response to Item C4 relating to diversification status, you noted that the Fund responded that it does not intend to operate as a “non-diversified company” but that the Fund’s registration statement discloses that the Fund does operate as non-diversified. In addition, you noted that the Fund’s financial statements filed on Form N-CSR similarly reflect that the Fund is diversified. You requested that we confirm whether the Fund is diversified or non-diversified and that we make the disclosures consistent in future filings. In addition, you asked that we confirm the Fund has operated as a non-diversified company at some point during the prior three year period as required.

Response:
The Fund is a non-diversified investment company as disclosed in the Fund’s current registration statement. The requested update will be made in future Form N-CEN filings and updated in the Fund’s financial statements in future filings of Form N-CSR. In addition, we can confirm that the Fund has operated as a non-diversified company during the past three years.

6.
Comment:
For Allspring Master Trust filings, you noted that in response to Item C.3.b. Type of Fund, “index fund” was selected for each of Allspring Factor Enhanced Emerging Markets Portfolio, Allspring Factor Enhanced International Equity Portfolio, Allspring Factor Enhanced U.S. Large Cap Portfolio and Allspring Factor Enhanced U.S. Small Cap Portfolio. You noted that these Funds do not appear to be index funds and asked that we correct if needed in future filings.

Response:
These Funds are not “index funds” and the change will be made in future filings.

7.
Comment:
For Allspring Utilities and High Income Fund, the Fund’s exemptive relief relating to Section 19b of the Investment Company Act of 1940, as amended (the “1940 Act”) includes condition 2(a)(i)(2) requiring the inclusion of cumulative amount of distributions on a per share basis in required 19a Notices. In addition, you noted that condition 2c requires the inclusion of total return in relation to changes in NAV in the financial highlights. You noted that neither of these conditions appear to have been met in current 19a Notices or in financial highlights and requested that each be added as appropriate to future disclosures.

Response:
As required by the Fund’s exemptive relief relating to Section 19b of the 1940 Act, the Fund’s 19a Notices have been updated to include the “fiscal year to date” distribution information expressed as a % going forward. In addition, the Fund’s financial highlights will be amended to include total return in relation to changes in NAV going forward.

8.
Comment:
For Allspring Utilities and High Income Fund, you noted that pursuant to Form N-2, Item 24 Instruction 4.g.(3) requires that the Management Discussion of Fund Performance provided in shareholder reports should include a discussion of extent to which the Fund’s distribution policy resulted in distribution of capitals and impacted the Fund’s investment policy or NAV.

Response:
The requested change will be made in future filings.

Form N-CSR:

9.
Comment:
For Allspring Utilities and High Income Fund, you noted that Item 8a(1) requires disclosure of the date of the information provided with date intended to be the date of filing. In addition, you noted that Item 8a(3) requires disclosure of date of the information and is intended to be the date of the Fund’s fiscal year end. You asked that these disclosures be included in future filings.

Response:
The requested change will be made in future filings.

10.
Comment:
For Allspring Master Trust, you noted that certain disclosures outlined under Form N-1A were missing from the recent Form N-CSR filings, namely Items 27(b)(7) (i), (ii)(A) & (ii)(B) and (d)(1).

Response:
The disclosures required by Items 27 Items 27(b)(7) (i), (ii)(A) & (ii)(B) and (d)(1) will be included in the shareholder reports of Allspring Master Trust, as required, going forward.

11.
Comment:
For Allspring Master Trust, you noted net assets at the end of the period were not included in the financial highlights as required by Item 13 of Form N-1A and asked that such information be included in future filings.

Response:
The AICPA Audit and Accounting Guide for Investment Companies, Exhibit 5-5 for Master Portfolios (AAG-INV 5.96) does not require net assets at the end of the period to be included for Master Portfolios, like the Allspring Master Portfolios, organized as partnerships. Additionally, AAG-INV 5.53 indicates that the financial highlights section of a master fund organized as a partnership is modified and did not indicate disclosure of net assets at the end of the period. Therefore, we respectfully submit that it is not necessary to include this information in future filings.

12.
Comment:
For Emerging Markets Bond Portfolio, you noted that pursuant to Regulation S-X, Article 12-12, footnote 2, the schedule of investments should be subdivided both by type of investment and industry, country, or geographic region. You noted as an example that Yankee Government Bonds in the Fund’s recent filing were listed by investment type but not industry, country, or geographic region. You asked that future filings include the required detail.

Response:
The requested change will be made in future filings.

13.
Comment:
For Discovery Small Cap Growth Fund, you noted that the financial highlights disclosure referenced a payment from a service provider. You asked that we explain in detail how this payment was accounted for by the Fund and the reason for the payment and asked whether any disclosure in the Notes to the financial statements was needed.

Response:
This payment was accounted for as a realized gain to the Fund. The payment was received from the transfer agent for the Fund and represented residual amounts in connection with resolving certain fee reimbursements. Because the transfer agent is not an affiliate of the Fund and the payment was not material, additional disclosure in the Notes to financial statements is not necessary.

14.
Comment:
For Allspring Factor Enhanced Emerging Markets Portfolio, you asked that we include disclosures relating to the Fund’s accounting policy on capital gains tax treatment in the Notes to the financial statements for future filings.

Response:
The requested disclosure will be made in future financial statements and filings.

15.
Comment:
For Allspring U.S. REIT Portfolio, you asked that we consider including additional disclosure in the Notes to the Fund’s financial statements relating to characterization of distributions received from REITs being classified as dividend capital gains or return of capital in future filings.

Response:
The requested disclosure will be made in future financial statements and filings.

16.
Comment:
You noted that Form N-CSR had recently been updated to include Items 4(i) and (j) which were missing from recent Allspring filings and requested that we include in future filings. You requested that we explain in correspondence whether the answers would have been “N/A.”

Response:
The requested change will be made in future filings. After reviewing the previous filings made, we can confirm that the answers to both items would have been “N/A.”

17.
Comment:
You noted Allspring Fund filings had not addressed Item 4(e)(2) which calls for disclosure regarding the percentage of services provided to the Funds where pre-approval was waived. You asked that such disclosure be included in future filings.

Response:
The requested change will be made in future filings.

18.
Comment:
You noted that for Item 11(b) and the certifications required under Item 13, Instruction 4(d), the form requirements call for the following statement to be included: “during the period covered by this report” and asked that future filings include this required language.

Response:
The requested change will be made in future filings.

Registration Statement Filings:

19.
Comment:
For Allspring Strategic Retirement Bond Portfolio, you noted that the Fund’s investment strategy is described as a “broadly diversified collection of fixed income securities.”  Given the Fund’s current investments, you asked us to consider whether this disclosure was appropriate.

Response:
After further review of the disclosure, changes will be made in the next registration statement to amend this language in the Fund’s investment strategy.

20.
Comment:
For Allspring Precious Metals Fund, you noted that the Fund’s prospectus includes general geographic risk disclosures but asked if given the current level of investment should the Fund also include Canadian specific disclosure.

Response:
We believe that the risk disclosure included under Geographic Emphasis Risk provides a description of the key risks associated with the Fund’s investments being concentrated in a specific region or country and do not believe additional risks disclosures are needed at this time.

21.
Comment:
For Allspring Special Small Cap Value Fund, you noted that the Fund invests in written options but that currently the prospectus does not include specific disclosure in the investment strategy or risks. You asked that we consider adding such disclosure.

Response:
Considering the Fund’s current investments in options, disclosure will be added to the Fund’s principal investment strategy and risks sections in the next prospectus.

22.
Comment:
For Allspring Discovery Small Cap Growth Fund, you noted that the Fund’s fee table for Class C shares includes disclosure that says the expenses have been restated. You asked that we include in correspondence the reason for the restatement.

Response:
The financial highlights include a return of 12b-1 fees that lowered gross expenses. The return of these fees is not contractual and not assumed going forward so it is not included in the N1-A fee table.

23.
Comment:
For Allspring Discovery Small Cap Growth Fund, you noted that for the fee tables of both the Administrator Class and the Institutional Class shares disclosure was included stating that the fees had been restated. You asked that we confirm whether such disclosure was accurate as the expenses reported appear to be in line with those included in the Fund’s financial statements.

Response:
The disclosure describing the fee tables as being restated was incorrectly included for the Administrator and Institutional Classes, as the fee tables included are in line with the financial statements.

Please feel free to call me at (617) 895-9401 if you have any questions or comments with respect to this matter.

Sincerely,
/s/ Maureen Towle

Maureen Towle
Senior Counsel
ALLSPRING GLOBAL INVESTMENTS

Exhibit A
List of funds reviewed:

File #	Registrant Name	Series Name	FYE Reviewed
811-09253	ALLSPRING FUNDS TRUST	Allspring Discovery Small Cap Growth Fund	3/31/2023
811-09253	ALLSPRING FUNDS TRUST	Allspring Special Small Cap Value Fund	3/31/2023
811-09253	ALLSPRING FUNDS TRUST	Allspring Utility and Telecommunications Fund	3/31/2023
811-09253	ALLSPRING FUNDS TRUST	Allspring Disciplined Small Cap Fund	3/31/2023
811-09253	ALLSPRING FUNDS TRUST	Allspring Small Cap Fund	3/31/2023
811-09253	ALLSPRING FUNDS TRUST	Allspring Precious Metals Fund	3/31/2023
811-09253	ALLSPRING FUNDS TRUST	Allspring Discovery Innovation Fund	3/31/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Factor Enhanced U.S. Large Cap Equity Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Strategic Retirement Bond Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring U.S. REIT Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Factor Enhanced Emerging Markets Equity Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring High Yield Corporate Bond Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Emerging Markets Bond Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Factor Enhanced International Equity Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Factor Enhanced U.S. Small Cap Equity Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Bloomberg US Aggregate ex-Corporate Portfolio	2/28/2023
811-09689	ALLSPRING MASTER TRUST	Allspring Investment Grade Corporate Bond Portfolio	2/28/2023
811-21507	ALLSPRING UTILITIES & HIGH INCOME FUND	Allspring Utilities & High Income Fund	8/31/2022